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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*


Cole Taylor Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

193 298 10 6
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No. 193 298 10 6

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Irwin H. Cole

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [  ]
(b)  [  X  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States.  See 2(c).

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
185,528

6 SHARED VOTING POWER
2,500

7 SOLE DISPOSITIVE POWER
185,528

8 SHARED DISPOSITIVE POWER
2,500

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,028

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.3%

12 TYPE OF REPORTING PERSON*
IN


SCHEDULE 13G

CUSIP No. 193 298 10 6

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shirley Cole

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  X  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States.  See 2(c).

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
842,800

6 SHARED VOTING POWER
2,500

7 SOLE DISPOSITIVE POWER
842,800

8 SHARED DISPOSITIVE POWER
2,500

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,300

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%
12 TYPE OF REPORTING PERSON*
IN


Item 1(a). Name of Issuer:  Cole Taylor Financial Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

350 East Dundee Road, Suite 300
Wheeling, Illinois 60090

Item 2(a). Name of Person Filing: Irwin H. Cole and Shirley Cole

Item 2(b). Address of Principal Business Office:

350 East Dundee Road, Suite 300
Wheeling, Illinois 60090

Item 2(c). Citizenship: United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:  193 298 10 6

Item 3. Type of Person:  Not Applicable.

Item 4. Ownership:

(a) Amount Beneficially Owned (if deemed to be a Group):

1,030,828

(b) Percent of Class:  7.0%

(c) Number of shares as to which person has (if deemed to be a Group):

(i) sole power to vote or to direct the vote:  1,028,328 (1)

(ii) shared power to vote or to direct the vote:  2,500 (1)

(iii) sole power to dispose or to direct the disposition of:
1,028,328 (1)

(iv) shared power to dispose or to direct the disposition of:
2,500 (1)

(1) Irwin H. Cole and Shirley Cole have the sole and exclusive power to vote or dispose of the shares attributed to each such person, other than 2,500 shares as to which they share the power to vote and dispose of the shares. This Schedule 13G is filed on behalf of the persons named in Item 2(a) hereof as a group because such persons may be deemed to be a group. Notwithstanding any such characterization, each such person disclaims beneficial ownership of the securities beneficially owned by all other persons named in this Schedule 13G.


Item 5. Ownership of Five Percent or less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company:  Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:  Not Applicable.

Item 10. Certification:  Not Applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997

/s/ IRWIN H. COLE
---------------------
Irwin H. Cole


 /s/ SHIRLEY COLE
---------------------
Shirley Cole